Exhibit 5

Baker & Hostetler LLP

April 25, 2011

OSI Restaurant Partners, LLC
2202 North West Shore Boulevard, 5th Floor
Tampa, FL 33607

Re:	Deferred Compensation Obligations

Ladies and Gentlemen:

We have acted as counsel to OSI Restaurant Partners, LLC, a Delaware limited liability company (the “Company”), in connection with the Company’s Registration Statement on Form S-8 (the “Registration Statement”) being filed under the Securities Act of 1933, as amended (the “Act”), relating to the issuance by the Company of up to $10,290,000 in deferred compensation obligations (the “Obligations”) pursuant to the Partner Ownership Account Plan (the “Plan”).

We have examined: (i) the certificate of formation and limited liability company agreement of the Company, (ii) the Registration Statement, (iii) the Plan and (iv) such other documents, records and matters of law as we have deemed necessary for purposes of this opinion.  In rendering this opinion, we have assumed, without independent investigation, the genuineness of all signatures on all documents examined by us, the conformity to original documents of all documents submitted to us as copies, and the authenticity of all such documents.

Based solely thereon, we are of the opinion that the Obligations, when issued and delivered in accordance with terms of the Plan, will be duly authorized, valid and binding obligations of the Company enforceable in accordance with the terms of the Plan, except as enforcement thereof may be limited by bankruptcy, insolvency or other laws of general applicability relating to or affecting enforcement of creditors’ rights and by general equity principles.

We hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Baker & Hostetler LLP